MFS® INVESTMENT MANAGEMENT

500 BOYLSTON STREET, BOSTON, MASSACHUSETTS 02116

(617) 954-5000

August 28, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form N-14 by MFS® Variable Insurance Trust II

Ladies and Gentlemen:

Enclosed for filing pursuant to (1) the Securities Act of 1933, as amended, (ii) General Instruction B to Form N-14 and (iii) Item 101 of Regulation S-T, is a Registration Statement on Form N-14 (the “Registration Statement”) including the proxy statement/prospectus, statement of additional information, other information and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The purpose of the Registration Statement is to effect a reorganization of SC PIMCO High Yield Fund, a series of Sun Capital Advisers Trust (the “Acquired Fund”), with the MFS High Yield Portfolio, a series of MFS Variable Insurance Trust II (the “Acquiring Fund”), pursuant to which the Acquiring Fund will acquire all of the assets and liabilities of the the Acquired Fund (the “Reorganization”).

The Registration Statement includes a shareholder letter, notice of meeting, combined Joint Prospectus/Proxy Statement, and forms of voting instructions card and proxy card which are proposed to be used by the Acquired Fund in connection with the Acquired Fund’s Special Meeting of Shareholders expected to be held on November 26, 2012. It is intended that definitive proxy materials be mailed to shareholders of the Acquired Fund in early October, 2012.

If you have any questions or comments concerning the foregoing or the enclosed, please call the undersigned at (617) 954-5843 or Susan Pereira at (617) 954-4340.

Very truly yours,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Vice President & Senior Counsel

BEL

Enclosures